

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

<u>Via E-mail</u>
Chunchun Yu
Tianshi Group Co., Ltd.
No. 17, Xinyuan Road
Wuqing New Tech Industrial Park
Tianjin, China 301700

>   **Re: Tiens Biotech Group (USA), Inc.**
>   **Schedule 13E-3**
>   **Filed on June 27, 2011**
>   **File No. 005-80742**

Dear Mr. Chunchun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Source and Amount of Funds, page 2</u>

1.   Please confirm in your disclosure that the Filing Persons will fund the $6.6 million purchase price with cash on hand, or provide the information required by Item 1007(b) and (d) of Regulation M-A.

<u>Factors Considered in Determining Fairness, page 11</u>

2.   Please clarify why the Filing Persons believe that the following factors indicate fairness to the unaffiliated security holders:

- that TBG will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934 (page 4);
- the impossibility of a proposal to acquire the Shares by an independent entity succeeding without the consent of the Filing Persons (page 11);
- that the Filing Persons intend to retain their majority holdings in TBG, and did not seek a buyer for TBG (page 12);
- that the merger does not require approval by the stockholders or the board of directors of TBG (page 13); and
- that a representative was not obtained to act on behalf of the unaffiliated stockholders of TBG (page 13).

3.   We note your disclosure that the filing persons did not consider net book value, because they did not believe that this measure was a material indicator. Please supplement your disclosure in this location by stating the actual net book value, which appears to significantly exceed the Merger Price. We note that this factor is also reflected on page 20 of the Piper Jaffray presentation, which indicates that the related multiple with respect to this deal is exceeded by the mean and median in every sector, and is below the minimum in all but one sector.

Preparer and Summary of the Report, Opinion or Appraisal, page 15

4.   Please describe how the Filing Persons selected Piper Jaffray to perform the valuation analysis. See Item 1015(b)(3) of Regulation M-A. You currently disclose the criteria for selection, rather than the method of selection.

5.   We note your disclosure that Piper Jaffray's valuation analysis was directed solely to the TIH board of directors. Please delete the term "solely." Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Premiums Paid Analysis, page 21

6.   The data disclosed in this section doesn't appear to match that appearing in the weighted average valuation table on page 22, nor are we able to tie the data in that table to the chart appearing on page 33 of the Piper Jaffray presentation. Please advise, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Douglas Freeman, Esq.
        O'Melveny & Myers LLP